                                               [LINCOLN FINANCIAL GROUP(R) LOGO]

                                                               350 CHURCH STREET
                                                    HARTFORD, CONNECTICUT 06103


VIA EDGARLINK
--------------


November 10, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0305

         Re: LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M Lincoln Life & Annuity Company of New York
              Initial Registration Statement, Form N-6

Dear Commissioners:

On behalf of Lincoln Life & Annuity Company of New York (the "Company") and LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M (the "Separate Account"), I hereby request that Registration Statement on Form N-6 (Registration No. 333-155231) (the "Registration Statement") be withdrawn.

The request to withdraw the Registration Statement is because the filing inadvertently omitted certain pieces of text.

The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

Thank you for your assistance. Please contact me at (860) 466-1539 with any questions and to advise me if this request has been granted.

Sincerely,

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M of Lincoln Life & Annuity Company of New York

 By:  Lincoln Life & Annuity Company of New York

      By:  /s/  John L. Reizian
           -----------------------------------
           John L. Reizian
           Assistant Vice President and Associate General Counsel